SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MICROISLET, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59507Q106

(CUSIP Number)

John J. Hagenbuch

353 Sacramento Street, 21st Floor

San Francisco, CA 94111

(415) 693-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59507Q106	13D	Page 2 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JACKSON ST. PARTNERS, 912017430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,758,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,758,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 39,683,912 shares of Common Stock outstanding as reported by MicroIslet, Inc. on its Form 10 KSB filed on March 30, 2005.

CUSIP No.: 59507Q106	13D	Page 3 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch, Trustee U/D/T September 13, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,066,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,066,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,834,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 39,683,912 shares of Common Stock outstanding as reported by MicroIslet, Inc. on its Form 10 KSB filed on March 30, 2005 and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

CUSIP No.: 59507Q106	13D	Page 4 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,066,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,066,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,834,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 39,683,912 shares of Common Stock outstanding as reported by MicroIslet, Inc. on its Form 10 KSB filed on March 30, 2005 and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

BACKGROUND

The undersigned hereby file this Amendment No. 2 (the “Amendment”) to the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined under Item 2 of the Schedule 13D) on February 22, 2005. Only those Items amended below are reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

As previously disclosed in the Schedule 13D, the Reporting Persons determined to take action for the purpose of changing the composition of the Board of Directors of MicroIslet. They believed that a five member board — as MicroIslet had until recently — was preferable; they also planned to nominate at least one new person to serve on the Board, Mr. Hagenbuch. The Reporting Persons expected to deliver to MicroIslet their nomination and proposal to amend the bylaws to reduce the size of the Board of Directors to five.

Since February 19, 2005, Mr. Hagenbuch had conversations with MicroIslet regarding these matters. Mr. Hagenbuch also discussed these matters with other stockholders beneficially owning (based on publicly available information) approximately 41% of the Common Stock. As a result of these discussions, the Reporting Persons considered the advisability of a larger board (of six or seven). Mr. Hagenbuch also discussed with MicroIslet appropriate nominees to the board (which would continue to include himself).

MicroIslet informed the Reporting Persons on February 24, 2005 that it would delay the date of the next annual meeting of the stockholders of MicroIslet to a date more than 30 days after May 25, 2005 (the anniversary date of the 2004 annual meeting of MicroIslet stockholders). This provided additional time for the Reporting Persons to continue a dialog with MicroIslet about the appropriate composition of the board and related matters by delaying the date by which, under MicroIslet’s advance notice bylaw provisions, the Reporting Persons must deliver to MicroIslet any formal proposal the Reporting Persons might wish to be considered at the next annual meeting of the stockholders.

The Reporting Persons and the Board of Directors of MicroIslet have come to an agreement as to board composition. On April 21, 2005 the MicroIslet Board of Directors met and, upon the nomination of the nominating committee of the Board of Directors, Mr. Hagenbuch and Mr. Bradley Geier were elected to the Board of Directors of MicroIslet.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are amended and restated in their entirety as follows as of the date of this Amendment:

(a) The Reporting Persons and Ms. Hagenbuch beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,834,852 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock based on 39,683,912 shares of Common Stock outstanding as reported by MicroIslet, Inc. on its Form 10 KSB filed on March 31, 2005. The Reporting Persons and Ms. Hagenbuch beneficially own the Common Stock as follows:

Name	Shares of Common Stock	% of Class of Common Stock
Jackson St. Partners	1,758,772	4.4%

John J. Hagenbuch, Trustee U/D/T September 13, 1995[1]	3,834,852 (including warrants to purchase 728,880 shares of Common Stock)	9.5%

John J. Hagenbuch[2]	3,834,852 (including warrants to purchase 728,880 shares of Common Stock)	9.5%

Kimberly Steel Hagenbuch[3]	10,000	0.0%

(b) Jackson St., together with Mr. Hagenbuch who is a partner of Jackson St. and is the controlling natural person with respect to the Common Stock held by Jackson St., has shared voting and dispositive power with respect to 1,758,772 shares of Common Stock. Jackson St. does not hold sole voting or dispositive power with respect to any Common Stock.

Mr. Hagenbuch, in his individual capacity and as Trustee of the Trust holds sole voting and dispositive power with respect to 2,066,080 shares of Common Stock held in the name of the Trust. As the controlling natural person that is a partner of Jackson St. he shares voting and dispositive power with respect to 1,758,772 shares of Common Stock held by Jackson St. Together with his spouse Ms. Hagenbuch, he may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by his natural minor children.

Ms. Hagenbuch, together with her spouse, Mr. Hagenbuch, may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children. Ms. Hagenbuch does not hold sole voting or dispositive power with respect to any Common Stock.

[1]	This includes (a) 1,337,200 shares of Common Stock and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St., Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (c) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[2]	This includes (a) 1,337,200 shares of Common Stock and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St., Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (b) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[3]	This includes 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Ms. Hagenbuch may be deemed to share voting and dispositive power with her spouse, Mr. Hagenbuch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005

JACKSON ST. PARTNERS

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Partner

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Trustee, U/D/T September 13, 1995

By:	/s/ John J. Hagenbuch
John J. Hagenbuch